As filed with the Securities and Exchange Commission on August 14, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Fushi Copperweld, Inc.
(Exact name of registrant as specified in its charter)

Nevada	13-3140715
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Shuang Qiang Road, Jinzhou, Dalian, People’s Republic of China 116100
(011)-86-411-8770-3333
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Fushi Copperweld, Inc 2007 Stock Incentive Plan
(Full title of the Plan)

Chris Wang
President and
Chief Financial Officer
Fushi Copperweld, Inc.
1 Shuang Qiang Road, Jinzhou, Dalian,
People’s Republic of China 116100
(011)-86-411-8770-3333
(Name, Address and Telephone Number of Agent for Service)

Copy to:
Darren Ofsink, Esq.
Guzov Ofsink LLC
600 Madison Avenue, 14th Floor,
New York, NY 10022
(212) 371 8008

 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer      Accelerated filer
Non-accelerated filer ☒    Smaller reporting company
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.006 par value per share (2)	408,333	$12.30	$5,022,496	$197.38

Common Stock, $0.006 par value per share (2)	150,000	$11.75	$1,762,500	$69.27

Common Stock, $0.006 par value per share (2)	125,000	$13.70	$1,712,500	$67.30

Common Stock, $0.006 par value per share (2)	95,000	$17.19	$1,633,050	$64.18

Common Stock, $0.006 par value per share (2)	135,000	$18.69	$2,523,150	$99.16

Common Stock, $0.006 par value per share (2)	10,000	$16.36	$163,600	$6.43

Common Stock, $0.006 par value per share (2)	17,000	$15.04	$255,680	$10.05

Common Stock, $0.006 par value per share (2)	50,000	$20.04	$1,002,000	$39.38

Common Stock, $0.006 par value per share (2)	84,000	$23.25	$1,953,000	$76.75

Common Stock, $0.006 par value per share (3)	284,000	$15.90	$4,515,600	$177.46

Total (4)	1,358,333		$20,543,576	$807.36

(1)
These shares may be issued pursuant to the Fushi Copperweld, Inc (formerly Fushi International, Inc.) 2007 Stock Incentive Plan (the “Plan”) and pursuant to stock options authorized by our Board of Directors and issued to certain of our officers and directors. Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, and in order to prevent dilution, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of a stock split, stock dividend, recapitalization or similar transaction involving the registrant’s common stock.

(2)
 These shares are the subject of outstanding options granted under the Plan and outstanding options granted by our Board of Directors, and the proposed maximum offering price per share represents the exercise price of these options in accordance with Rule 457(h).

(3)
These shares are reserved for future award grants under the Plan and the proposed maximum offering price per share is the last sale price of the Registrant’s common stock as reported on the Nasdaq Global Select Market on August 8, 2008 in accordance with Rule 457(h) and (c).

(4)
Any shares of Common Stock covered by an award granted under the Plan that is forfeited, canceled or expires (whether voluntarily or involuntarily) will be deemed not to have been issued for purposes of determining the maximum aggregate number of shares of Common Stock that may be issued under the Plan.

EXPLANATORY NOTE

This Registration Statement is being filed to register the issuance of up to a total of 1,358,333 shares of common stock of Fushi Copperweld, Inc., par value $.006, including 800,000 shares of common stock of Fushi Copperweld, Inc., par value $0.006, to certain of our eligible employees, consultants and non-employee directors as restricted stock, performance shares and other stock-based awards or upon the subsequent exercise of any stock options granted under the Plan and 558,333 shares of common stock of Fushi Copperweld, Inc., par value $.006, to certain of our officers and directors authorized for issuance pursuant to stock options granted to certain of our officers and directors.

This Registration Statement contains two parts.  The first part contains information required in the registration statement pursuant to Part I of Form S-8 with respect to shares of our common stock issuable upon the exercise of stock options and grants of equity awards made under the Plan prior and subsequent to the date hereof.  The second part contains a “reoffer” prospectus prepared in accordance with Part I of Form S-3 (in accordance with Instruction C of the General Instructions to Form S-8) with respect to 432,000 shares of our common stock underlying stock options granted to our directors and officers pursuant to the Plan and 558,333 shares pursuant to stock options authorized by our Board of Directors and issued to certain of our officers and directors prior to the date hereof.

PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.  Plan Information

The documents containing the information specified in Part I of this Registration Statement will be sent or given to eligible employees as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended (the "Securities Act") as of the date of this Registration Statement. Such documents are not required to be and are not filed with the Securities and Exchange Commission (the "Commission") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Item 2.  Registrant Information and Employee Plan Annual Information.

Upon written or oral request, any of the documents incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in this Section 10(a) Prospectus), other documents required to be delivered to eligible employees pursuant to Rule 428(b) or additional information about the offering are available without charge by contacting:

Chris Wang
President and
Chief Financial Officer
Fushi Copperweld, Inc.
1 Shuang Qiang Road, Jinzhou, Dalian,
People’s Republic of China 116100
(011)-86-411-8770-3333

REOFFER PROSPECTUS

The material that follows constitutes a prospectus prepared in accordance with the applicable requirements of Part I of Form S-3 and General Instruction C to Form S-8. Pursuant to General Instruction C to Form S-8, the reoffer prospectus may be used in connection with reoffers and resales of shares that are deemed to be “control securities” or “restricted securities” acquired by the selling shareholders named in the reoffer prospectus pursuant to the Plan.

 The information contained in this prospectus is not complete and may be changed.  The selling shareholders may not sell these securities until the Securities and Exchange Commission declares the related registration statement effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any State where the offer or sale is not permitted.

Reoffer Prospectus

990,333 Shares

Offered by Selling Stockholders of

Fushi Copperweld, Inc.

990,333 Shares of COMMON STOCK
(par value $.006 per share)

This reoffer prospectus forms a part of a registration statement which registers an aggregate of 1,358,333 shares our common stock which may be issued upon the exercise of options granted under the Fushi Copperweld, Inc. 2007 Stock Incentive Plan (the “Plan”) and pursuant to resolutions of our Board of Directors. This prospectus covers the resale of up to 990,333 shares (the “shares”) which may be issued to our “affiliates” within the meaning of the federal securities laws upon exercise of options currently outstanding.

Our common stock is quoted on the Nasdaq Global Select Market under the symbol “FSIN.”   The closing price of our common stock on August 8, 2008 on the Nasdaq Global Select Market was $15.90.

All of the securities offered by this prospectus may be sold from time to time by or on behalf of the selling stockholders. The prices at which the selling stockholders may sell their shares of our common stock will be determined by the prevailing market price for the shares or in negotiated transactions.

We will receive none of the proceeds from the sale of these shares by the selling stockholders under this prospectus. To the extent options are exercised for cash, if at all, we will receive the exercise price for those options. We intend to use any cash proceeds received from the exercise of options for working capital and other general corporate purposes. We cannot assure you that any of the options will ever be exercised. We will pay all of the registration expenses incurred in connection with this offering, but the selling stockholders will pay all of the selling commissions, brokerage fees and related expenses.

Investing in our securities involves a high degree of risk. See the sections entitled “Risk Factors” on page 17 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR
DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 14, 2008

TABLE OF CONTENTS

PROSPECTUS SUMMARY	3
FORWARD-LOOKING STATEMENTS	16
RISK FACTORS	17
USE OF PROCEEDS	32
SELLING STOCKHOLDERS	32
PLAN OF DISTRIBUTION	34
DESCRIPTION OF SECURITIES	36
LITIGATION	36
LEGAL MATTERS	36
EXPERTS	36
WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US	37
INCORPORATION OF DOCUMENTS BY REFERENCE	37
Disclosure of Commission Position of Indemnification for Securities Act Liabilities	38

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus, as well as information we have previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front of those documents.

PROSPECTUS SUMMARY

The following summary, because it is a summary, may not contain all the information that may be important to you. Before making an investment, you should read the entire prospectus carefully. You should also carefully read the risks of investing discussed under “Risk Factors” and the financial statements included in our other filings with the SEC, including in our Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q which we have filed with the SEC on March 17, 2008 and May 14, 2008, respectively. This information is incorporated by reference into this prospectus, and you can obtain it from the SEC as described below under the headings “Where You Can Find Additional Information About Us” and “Incorporation of Documents by Reference.”

The Offering

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 432,000 shares of our common stock upon exercise of outstanding options issued pursuant to the Plan and 558,333 shares pursuant to stock options authorized by our Board of Directors and issued to certain of our officers and directors prior to the date hereof. No shares are being offered for sale by us.

Shares of common stock outstanding (excluding shares included in this offering)	27,459,012

Shares offered by us	0

Total number of shares offered by selling stockholders	990,333, representing 3.61% of the shares of common stock outstanding.

Common stock to be outstanding after the offering (assuming exercise of all of the options covered by this prospectus)	28,449,345

Use of Proceeds
We will not receive any of the proceeds from the sales of the shares by the selling stockholders. We will pay all of the registration expenses incurred in connection with this offering, but the selling stockholders will pay all of the selling commissions, brokerage fees and related expenses. To the extent the warrants are exercised for cash, if at all, we will receive the exercise price for those warrants. We intend to use any cash proceeds received from the exercise of warrants for working capital and other general corporate purposes. We cannot assure you that any of the warrants will ever be exercised for cash or at all.

Nasdaq	Our common stock is listed on the Nasdaq Global Select Market under the symbol “FSIN.” The closing price of our common stock on the Nasdaq Global Select Market on August 8, 2008 was $15.90.

Risk Factors	See "Risk Factors" beginning on page 7 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in shares of our common stock.

The selling stockholders may sell their shares in the open market at prevailing market prices or in private transactions at negotiated prices. The selling stockholders may sell the shares directly, or may sell them through underwriters, brokers or dealers. The selling stockholders and their respective agents reserve the sole right to accept or reject in whole or in part any proposed purchase of securities. Underwriters, brokers or dealers may receive discounts, concessions or commissions from a selling stockholder or from a purchaser and this compensation might be in excess of the compensation customary in the type of transaction involved. We provide more information about how the selling stockholders may sell their shares in the section of this prospectus titled “Plan of Distribution.”

In this prospectus, the terms the "Company", "we," "us," "our," and the "Registrant" refer to (i) Fushi Copperweld, Inc. (formerly Fushi International, Inc.), (ii) Fushi Holdings, Inc. (formerly Diversified Product Inspections, Inc.) (“Fushi Holdings”), (iii) Fushi International (Dalian) Bimetallic Cable Co., Ltd. (formerly Dalian Diversified Product Inspections Bimetallic Cable, Co., Ltd.) (“Fushi International (Dalian)”), (iv) Dalian Fushi Bimetallic Wire Manufacturing, Co., Ltd. (“Dalian Fushi”), (v) Copperweld Holdings, LLC, (vi) Copperweld Bimetallic, LLC (“Copperweld”), (vii) Copperweld Bimetallics UK, Ltd., and (viii) Copperweld International Holdings, LLC.

Our Company

Fushi Copperweld, Inc. (“Fushi”) (formerly Fushi International, Inc.), is a Nevada corporation headquartered in Dalian, the People’s Republic of China (the “PRC”).  Through our indirect wholly-owned subsidiaries, Fushi International (Dalian), Copperweld, a Delaware limited liability company headquartered in Fayetteville, Tennessee and Copperweld Bimetallics UK, Ltd. we are in the business of manufacturing and selling bimetallic composite wire products, principally copper clad aluminum (“CCA”) and copper-clad steel (“CCS”) wires.

As of August 11, 2008 we employed 793 full-time employees.

Our principal executive offices are located at 1 Shuang Qiang Road, Jinzhou, Dalian, People’s Republic of China 116100. Our telephone number is (011)-86-411-8770-3333.

Adoption of 2007 Stock Incentive Plan

On October 24, 2007 our Board of Directors approved the adoption of the Fushi Copperweld, Inc.2007 Stock Incentive Plan (the “2007 Plan”) to enhance the profitability and value of our company for the benefit of its stockholders by enabling us to offer eligible employees, consultants and non-employee directors cash and stock-based incentives and to attract, retain and reward such individuals.

For more information on the terms of the 2007 Plan, reference is made to Current Report on Form 8-K filed on October 30, 2007.

History

We believe we are the global leader in developing, designing, manufacturing, marketing, and distributing bimetallic wire products, principally copper-clad aluminum and copper-clad steel. Our products are primarily focused on serving end-user applications in the telecommunication, utility, and automotive markets. We add value through innovative design and engineering, excellence in manufacturing, superior product quality, and follow-on customer service.

We were incorporated on October 6, 1982 under the name M, Inc. We changed our corporate name to Parallel Technologies, Inc. in June 1991. We were formed as a "blank check" company for the purpose of seeking a merger, acquisition or other business combination transaction with a privately-owned entity seeking to become a publicly-owned entity. In a series of restructuring transactions which began in 2005 and were completed in 2006 (the “Restructuring”), we acquired Fushi Holdings, which is a holding company for Dalian Fushi, a PRC corporation. The Restructuring is more fully described in our Current Report on Form 8-K filed with the SEC on December 14, 2005.

On October 26, 2007, we entered into a Securities Purchase Agreement with a number of institutional investors providing for the sale to them of up an aggregate of 2,786,000 shares of our common stock for an aggregate purchase price of up to $39,004,000 (or $14 per share)(the “Private Placement”). The Private Placement closed on October 30, 2007; all of the 2,786,000 shares were sold.

On October 29, 2007, we completed the transactions contemplated by LLC Membership Interest Purchase Agreement dated September 25, 2007 with David S. Jones, pursuant to which we purchased all of the outstanding membership interests of Copperweld, the sole member of Copperweld Bimetallics, and all of the outstanding membership interests of International Manufacturing Equipment Suppliers, LLC (“IMES”). Copperweld and IMES are engaged in the copper bimetallic wire manufacturing and strand producing business. The purchase price was approximately $22.5 million, which includes approximately $8.0 million of debt that we assumed. The transaction was financed with the proceeds of the Private Placement.

Effective January 15, 2008, we changed our name from Fushi International, Inc. to Fushi Copperweld, Inc. to recognize the worldwide importance of the Copperweld brand while continuing to leverage the Fushi brand, especially in the PRC. We, and our customers, view the Copperweld brand as the premium brand of bimetallic products and will promote the Copperweld brand as a premier product, worldwide.

Our Business

Our Corporate Structure

The following diagram shows the structure of our company from an operating perspective after giving effect to the Restructuring and our acquisition of Copperweld. The structure does not include Copperweld Holdings LLC, Copperweld International Holdings, LLC or International Manufacturing Equipment Sales, Inc. which we plan to dissolve. The top management functions reside at the Fushi Copperweld level with executive management, operations management, sales management and financial management functioning at this level. The PRC manufacturing, while managed at the corporate level, functions through Fushi Holdings, Fushi International (Dalian) and Dalian Fushi. The US and UK manufacturing occurs through Copperweld and report to an executive at the Fushi Copperweld level.

The functions of each location are clearly defined with information reporting occurring for each entity. To facilitate management of the various operations, we plan to employ an Enterprise Resource Planning (ERP) system and a Manufacturing Execution System (MES) as one integrated information and management system. The system is in use in Fayetteville and we are in the process of implementing the system in Dalian. Once fully installed, the system will provide management with information that will allow us to further improve efficiencies of our operations through more effective management of our resources.

Business Operations

Fushi

Prior to the acquisition of Copperweld, we engaged, solely through our wholly owned operating subsidiary Fushi International (Dalian), in developing, designing, manufacturing, marketing and distributing bimetallic wire products, principally CCA. Through our Dalian facility operated by Fushi International (Dalian) we service the Asia-Pacific region, primarily the PRC market which constituted approximately two-thirds of our sales in fiscal year 2007 on a pro forma basis. Through our CCA products, we believe that we are the leading PRC provider of bimetallic wire in terms of quality, capacity, and products sold. We view the PRC as the fastest growing market for bimetallic wire worldwide and we expect to see our strong growth within the PRC continue due to organic expansion of our PRC business using Dalian legacy equipment and as a result of our October 29, 2007 acquisition of Copperweld. Additionally, we anticipate expanded product offering and higher quality from the incorporation of superior cladding technology and our planned transfer of higher capacity machinery from Copperweld to our Dalian facility. We have begun to deploy the new, higher quality CCA production capacity in Dalian and anticipate the addition of copper clad steel wire (“CCS”) production capacity as well.

Within the PRC, telecommunication applications currently serve as the largest market for bimetallic wire. We believe that demand will remain strong and for this market to continue its strong growth patterns. Our belief is based on the continuing growth of the PRC’s leading telecom providers through the addition of broadband and mobile subscribers, which is a key driver for investment into telecommunication infrastructure. According to data on the websites of China Telecom and China Netcom, the two largest broadband providers within the PRC, accounting for over 80% combined market share, reported growth in their subscriber base in the fourth quarter of 2007 of approximately 6% and annual subscriber base growth of 28% for 2007. Furthermore, since the PRC has lower penetration levels for broadband and mobile subscribers than developed countries in North America and Europe we believe the PRC’s telecommunication carriers will maintain their strong demand for infrastructure build out in 2008.

We believe that the utility market for bimetallics in the PRC is underdeveloped relative to other markets worldwide and could serve as an area of significant growth for our Dalian facility. Our expectation is based on the response by the two largest power grid operators, State Grid Corporation (“SGCC”) and China Southern Grid (“SGC”), to widespread blackouts and power shortages experienced in the PRC between 2002 and 2005. According to strategy laid out by SGCC and SGC for the Eleventh Five Year Plan, they plan to spend RMB 1,200 billion in total transmission and distribution (“T&D”) capital expenditures over a five year time period beginning in 2007. Additionally, as we expand our product offering from our Dalian facility to include CCS, we believe we can expand into additional markets for our utility applications. For example, we view CCS as an ideal substitute to copper for use in grounding and electrified railway applications due its lower cost and superior strength.

Copperweld

Copperweld operates two manufacturing facilities in Fayetteville, Tennessee and Telford, England. Through these facilities we are engaged in developing, designing, manufacturing, marketing and distributing bimetallic products, principally CCA and CCS. We believe that through our operations at these two facilities our Copperweld subsidiary is the leading provider of bimetallic wire in the North American and European markets.

Copperweld’s Fayetteville plant will continue to produce CCA and CCS for the growing demand in the Americas, European, Middle Eastern and African markets where we believe demand from telecommunications companies will remain stable. We believe we will see increased growth in the automotive, utility and consumer goods markets in North America and Europe.

Since 2006, Copperweld has sold to customers who provide aftermarket products to the automotive industry. Copperweld will continue to test its products with Tier 1 suppliers to the auto industry. We believe that the high price of copper combined with reduced weight in automobiles has created opportunities for us in 2008. We have added additional product capabilities to our Fayetteville facility in anticipation of demand and to further our ability to provide products to end-users for automotive applications. The new equipment will allow us to draw CCA to smaller diameters and new bunching equipment will allow us to provide bulk cable for wiring harnesses in automobiles.

Similarly, our planned addition of stranding equipment in Fayetteville will provide our Copperweld subsidiary with the ability to provide additional products to the utility market, a market where Copperweld is the dominant supplier of CCS. The additional stranding equipment will bring us closer to the customer and reduce delivery times as we bring in-house value-added product enhancements.

The consumer goods market is driven by the high price of copper and not by any demonstrated advantages of bimetallic technology. Copperweld is working with several suppliers to appliance manufacturers and with Underwriters Laboratories to gain product approvals. We believe the price of copper will continue to provide customers with an economic incentive to convert from copper to CCA. The addition of drawing and bunching equipment has provided Copperweld with the ability to provide bulk cable to the white goods market.

We believe that demand for bimetallic wire with diameters of less than 0.25 mm will continue to increase worldwide. We plan to supply smaller diameter wire from our Dalian facility which is better equipped to produce this product cost effectively because it is a more labor intensive product. As we further integrate the combined Company, we also expect to shift supply from Copperweld’s customers located in the Asia-Pacific geographic region to our Dalian facility to provide more efficient service and delivery.

During December 2007, we purchased additional equipment for our Fayetteville plant that will enable us to expand our finishing capabilities of our products. We anticipate the equipment to add increased value to our products and improve margins seen at our Fayetteville plant by removing third party processors now operating between us and our end-user customers.

Our Telford facility provides manufacturing, sales and service to our European customers. The facility has drawing and stranding equipment that produces bimetallic products for the telephony segment of the telecommunications market. Telford also has extrusion capabilities and supplies markets outside of telecom. In both cases, the CCA and CCS originates primarily from Fayetteville and is imported and finished to customer specifications. Telford’s finishing capabilities are unique to the company and provide higher value added products.

Our Products

We are engaged in the manufacture and sale of bimetallic wire, principally CCA and CCS. CCA and CCS are bimetallic products that have a copper strip formed around and bonded to a solid core of aluminum or steel.

CCA combines the conductivity and corrosion resistance of copper with the light weight and relatively low cost of aluminum. In many applications, it is more robust than an aluminum conductor. Easy to handle and install, CCA is widely used in applications requiring the conductivity of copper while retaining the light weight advantages of aluminum. Because television and networks have high frequency transmission signals and the high frequency signals are transmitted on the surface layer of a wire, CCA is an ideal inner conductor for trunk and distribution cables for the cable TV industry and for cables used in the cellular phone industry.

We believe our CCS is an ideal substitute for solid copper, and is recognized around the world through its trademarked name, Copperweld®. Copperweld® combines the strength of steel with the conductivity of copper, offering increased strength in comparison to solid copper. The signal carrying capability of copper combined with the high resistance of steel, which decreases feedback and thus enhances signal quality, makes CCS the center conductor of choice in telecommunications. CCS is widely used in utility applications and has been introduced into automotive applications. Copperweld® is available in a variety of sizes, conductivities and strengths to meet the requirements of the most demanding customer. Our CCS delivers outstanding reliability and value relative to solid copper.

Prior to the acquisition of Copperweld, we engaged in business primarily in the PRC through manufacture and sale of CCA at our facility in Dalian, PRC. Acquiring Copperweld allows us to incorporate superior proprietary technology and higher production capacity machinery for CCA and for CCS into our Dalian facility. Furthermore, the Copperweld acquisition has allowed for expansion and entrance into the worldwide bimetallic market with the addition of a CCA and CCS manufacturing facility in Fayetteville, Tennessee and a finishing facility Telford, England.

Our copper-clad products offer superior value compared to copper and are increasingly utilized as customers look to offset the rising cost of solid copper. The applications base for CCA and CCS as substitutes and/or improvements over solid copper are expanding to an ever-growing variety of end-user applications on a worldwide basis. Products manufactured by our facilities are typically used in the following products:

•
Telecommunications products – Due primarily to the signal carrying capabilities of copper at the surface of the center conductor, bimetallic wire is the standard for telecommunication applications. The primary products in this grouping include coaxial cables for CATV, trunk and distribution cables, cables for the cellular industry and telephony drop cable. We believe that we are the leading supplier of bimetallic wire for telecommunication cables in the Asia-Pacific, the Americas and Europe.

•
Utility products – Our CCA and CCS products are used for grounding applications and in power cables, electrified railways, transformer windings and tracer wire. We produce single end, three wire, seven wire and 19 wire strand constructions and hybrid cables that utilize a combination of CCA, CCS and copper wires that are used in these products.

•
Automotive products – Our CCA and CCS wires are used in wiring harnesses for automobiles, trucks, motorcycles, commercial off road equipment and trailers. We also provide bimetallic wire for aftermarket applications such as booster cables. Automotive wiring harnesses include a variety of energy or control signal applications.

The Bimetallic Industry

We operate in the bimetallic wire manufacturing industry. We sell both directly to end-user manufacturers of our product and distributors typically within the wire and cable industry who in turn use bimetallic wire in products for sale into the Telecommunication, Utility, and Automotive markets. The bimetallic wire industry can be characterized as fast-growing on a worldwide basis and increasingly competitive, specifically in China where there is considerable fragmentation. A significant barrier to entry into this industry is technology, specifically in respect to cladding technologies. Cladding processes are typically proprietary in nature and have a direct impact on quality of the product, which is largely dependent on the characteristics of the bond between the differing metals. For many product offerings, there is significant differentiation among industry participants from a manufacturing, technological and quality standpoint.

Copper wires have historically been the dominant product for use in the wire and cable manufacturing industry due to its electrical conductivity and corrosion resistance; however, due to the rising costs of copper and demand for greater value products, end-user manufacturers in the industry have increasingly pursued and considered alternative technologies such as bimetallics. Relative to traditional copper wires, we believe that bimetallic wires offer greater value to end-users through its lower weight, theft deterrence and lower prices while still retaining the corrosion resistance and conductivity needs of the end-user. Because of the benefits of bimetallic wire, we believe there are substantial opportunities to capture increased market share in applications that have historically been largely dominated by traditional copper wire. As the leading bimetallic manufacturing in cladding technologies and quality, and increased capacity abilities, we believe we are well positioned to capitalize on the growing bimetallic demand worldwide.

The bimetallic wire industry is raw materials intensive with copper, aluminum and steel comprising the major cost components for products. Changes in the cost of raw materials are generally passed through to the customer, although there can be timing delays of varying lengths depending on the volatility in metal prices, the type of product, and competitive conditions.

Manufacturing Process

Manufacturing copper-clad products involves bonding copper strip to an aluminum or steel core, drawing the clad product to a finished diameter and heat treating as necessary depending upon the customer’s specifications. We use proprietary technologies developed in Dalian and Fayetteville. We also own the worldwide rights to other technologies. These proprietary technologies allow us to produce superior copper-clad products compared to other producers. The Copperweld acquisition has allowed us to share technology between our manufacturing locations. We have and will continue to integrate our technologies and equipment so we can better serve our customers from the location that permits us to deliver our products most efficiently to our customers. Our technology base allows us to produce superior products, our combined research and development department supports continuing development and the geographical spread of our manufacturing locations improves our ability to provide superior service to our international customer base.

Research and Development

We have combined our Research and Development Departments under a single manager to improve efficiencies and improve our coordination between facilities. We will continue to increase our R&D capacity and resources. In the fiscal years ended December 31, 2007, 2006 and 2005, we spent $154,127, $195,058 and $65,000 respectively, on research and development. We are dedicated to improving our current products and to developing new technologies and products that will improve the performance and capabilities of bimetallic materials. Because of our research and development ("R&D") initiatives in Dalian, we are recognized by the Dalian Municipal Government as a "new- and high-technology" enterprise and have been receiving governmental funding or subsidies for our operations and R&D activities. Complementary to our internal product research and development is outside research from China’s scientific research institutions. We have cooperated closely with various scientific research institutions to advance development of new products and production methods. We have on-going relationships with Tsinghua University, North East University of China and Dalian Institute of Technology. Recently, we have formed strategic partnership with the Optical and Electronic Cable Association of China to establish a joint research and development center to further enhance our technology leadership in the industry. Furthermore, in November 2007, we were appointed to the Copper-Clad Aluminum Executive Standards committee by the National Standardization Administration of China. As part of the Copper-Clad Aluminum Executive Committee, we will assist in drafting China’s first-ever nationwide standards for copper-clad aluminum wire.

Quality Control

Our quality control begins with our ordering process because we believe that to produce quality products we must use high quality raw materials. We provide our suppliers with our required specifications that apply to each category of raw material that we use. When the raw materials arrive, our quality inspectors inspect each shipment for critical factors. During the manufacturing process, every employee has the responsibility and authority to identify non-conforming material or any material that shows manufacturing imperfections.  Inspectors test our products during and after the manufacturing processes.

In our final inspection process, we complete additional testing to insure the customer receives what he has ordered. Additional testing in our laboratories includes breaking load, elongation, torsions, conductivity and the uniformity of the copper surface depending on the product and the individual customer’s requirements. We follow ISO guidelines in our process and in maintaining our testing equipment.

Warranties

We typically warranty all of our products and provide replacement or credit to our customers who are not satisfied with our products for a period of one year from the date of shipment. When we receive an indication that a product did not perform as expected, our quality control specialist and laboratory personnel test the product to determine if our process was correct for the specifications submitted by the customer and if the manufacturing process was completed as planned. If we failed to produce the product according to the customer’s specifications or if the manufacturing process was flawed, we provide immediate credit to the customer. If we produced the product to the customer’s specifications and if the manufacturing process was not flawed, we send a team to the customer’s facilities to see if we can assist the customer in correcting its process. Typically a team consists of at least one engineer, at least one experienced production person and the customer’s sales representative. If the product was manufactured to the proper specifications, our team works with the customer in developing corrective action to solve their problem.

We have not established reserve funds for potential customer claims because, historically, we have not experienced significant customer complaints about our products and none of our customers have requested damages for any loss incurred due to product quality problems. We believe that our customer support teams, our quality assurance and manufacturing monitoring procedures will continue to keep claims at a level that does not support a need for a reserve. We review customer returns on a monthly basis and may establish a reserve fund as we expand our business by volume and products. If we were to experience a significant increase in warranty claims, our financial results could be adversely affected.

Raw Materials and Suppliers

Our principal raw materials consist of copper, steel and aluminum rod. Other materials including packaging and shipping materials, lubricants and replacement parts for the equipment represent a relatively small part of our costs. Copper, steel and aluminum are available in the market and we have not experienced shortages. We are constantly reviewing sources for raw materials so that we do not expect shortages of these materials as we expand our business. During 2007, the largest raw material by weight was aluminum where, on a pro forma basis, Fushi and Copperweld purchased 17,917 metric tons of aluminum at an average cost of $2,481 per ton. Copper was second by volume at 7,809 tons at an average price of $8,016 per ton followed closely by steel at 7,104 tons with an average price of $946 per ton.

We have continued to significantly diversify our sources of supply. During 2006, two suppliers accounted for 41% of our raw material supply. During 2007, our five top suppliers provided 38.6% of our raw materials. Our acquisition of Copperweld made additional suppliers in different parts of the world available to us so we believe that we will continue to reduce our dependence on only a few suppliers in future periods.

We do not have formal long-term purchase contracts with our suppliers and, therefore, we are exposed to the risk of fluctuating raw material prices. Our raw material price risk is mitigated because we pass changes in raw material costs to our customers. When we determine that purchase contracts with our primary suppliers are beneficial to us in order to maintain supplies of raw materials, we typically specify the quantity of raw material purchases for the following 6 to 12 months, based on our projected manufacturing output determined by the purchase orders we receive and from projections of expected sales provided by our global sales group. The raw materials are delivered in installments based on our order flow throughout the period. See "Risk Factors - Risks Related to Our Business- We depend on a few suppliers for a significant portion of our principal raw materials and we do not have any long-term supply contracts with our raw materials suppliers. Interruptions of production at our key suppliers may affect our results of operations and financial performance."

In addition to these short-term purchase contracts, we also purchase from our primary suppliers or other suppliers to satisfy additional raw materials needs from additional orders we did not previously project. Due to fluctuating world wide supply and demand for our principal raw materials, we cannot guarantee that necessary materials will continue to be procured at the prices currently available or that are acceptable to our customers. However, prices adversely affecting the supply and prices of our raw materials have an equal or greater adverse effect on producers of alternatives to our bimetallic products. We maintain multiple suppliers for each type of raw material that we use and monitor the availability of additional suppliers so that we have access to sufficient raw material sources necessary to meet customer demand. Notwithstanding our supply availability practices, we do not have a guarantee that raw material availability will meet our demands. To the extent that our suppliers are not able to provide raw materials in sufficient quantity and quality on a timely and cost-efficient basis, our results of operations could be adversely impacted until we find other qualified suppliers.

Payment terms vary with each supplier. Some suppliers require payment prior to shipment, others offer varying terms from three to 30 days following shipment. Demand for raw material in the PRC often requires that we prepay for our raw materials. Price is often affected by our payment terms; therefore, we typically agree to shorter terms in exchange for reduced pricing for our raw materials. See “Risk Factors- Risks Related to Our Business- Increases in raw materials prices will increase our need for working capital.”

Customers

Our products' target markets are manufacturers of finished wire, cable products and other products using conductive materials. In most cases, our customers incorporate our products into end-products that they subsequently supply to their customers. The products we manufacture are used by these end-product makers as standard components, materials or parts that are built to their specifications. Therefore, our business is driven, in part, by the strength, growth prospects and activity in the end-markets in which our products are used. Our technical and sales staff frequently provides technical and sales support to our customers.

We have a large customer base, with approximately 300 customers in 30 countries around the world. The geographic dispersion and large number of customers provide a diverse base of revenue sources that we believe provide additional insulation to slowing economic conditions in selected regions. As a result of our large and diverse customer base our largest customers account for an increasingly smaller, but healthy, percentage of net sales compared to past fiscal years. Our top 5 customers represented 24.6% and 28.9% of our net sales during the fiscal years ended December 31, 2007 and 2006, respectively on a pro forma basis. Times Fiber is the only customer that represents over 10% of the Copperweld’s 2007 sales, as well as on a pro-forma basis for the Company. Further, we anticipate that our overall customer composition and the concentration of our top customers will change as we expand our business and shift our product portfolio to higher-margin products; however, we can give no assurance that this will be the case.

The following table sets forth our ten largest customers in fiscal 2007 on a pro forma basis:

Originating Office*	2007 Sales in USD	Percentage of Total Sales
Fayetteville	21,215,885	10.80%
Dalian	8,027,451	4.09%
Dalian	6,798,765	3.46%
Fayetteville	6,638,111	3.38%
Dalian	5,636,408	2.87%
Dalian	5,518,656	2.81%
Dalian	5,476,410	2.79%
Dalian	5,222,391	2.66%
Dalian	4,977,456	2.53%
Dalian	4,624,811	2.35%
	74,136,344	37.74%

*Full year Fayetteville sales included for illustrative purpose.

Marketing, Sales and Distribution

Our sales and marketing is now a global operation. We market and sell our products through our direct sales force. In some countries we use sales agents to provide assistance with or lead our sales and distribution in selected countries.

Since the acquisition of Copperweld, we have begun integrating our sales and marketing functions on a global basis under the direction of a global sales manager. A majority of the sales from our Dalian Sales and Marketing Department, consisting of 17 people, are made to PRC customers. There are five outside direct sales representatives working from the Fayetteville and Telford offices supported by five customer service representatives in addition to the global sales manager. During 2007, our sales people working outside of the PRC sold to 193 customers located in 30 countries. As a result of increasing demand for our products and as new marketing opportunities develop, we expect to increase our outside sales force by reassigning current employees and through adding additional qualified personnel. During the fourth quarter and continuing into the 2008 year, we provided professional sales training to our sales force.

Product Delivery and Risk of Loss

We usually deliver our products to our customers' place of business, while in some cases customers make their own delivery arrangements. Our Shipping Departments arrange for all deliveries regardless of the delivery method. In Dalian we have four heavy trucks and eight contracted drivers that allow us to ship up to 30 tons per day. In Fayetteville and Telford, we use common carriers. International shipments are arranged through several ocean freight forwarding companies.

We include shipping expenses in the purchase price of our products or as separately stated charges. In either instance delivery costs are ultimately borne by our customers. In addition, some orders require us to purchase freight insurance on behalf of a customer in which case the cost of such freight insurance is included in the purchase price of the products.

Insurance

Product Liability Insurance

We currently do not carry product liability or other similar insurance to cover products made and shipped within the PRC. While product liability lawsuits in the PRC are rare and we have never experienced significant failures of our products, we cannot give any assurance that we will not have exposure for liability in the event of the failure of any of our products in the future. Outside of the PRC, litigation surrounding product liability is more prevalent and we have both primary coverage and umbrella coverage for our international business which is shipped primarily from our Fayetteville and Telford facilities.

Property Insurance and Other Insurance

We maintain property and casualty insurance coverage consistent with local rules and best practices in the PRC, Fayetteville, TN and Telford, England. We use different insurers in each location and solicit competitive bids on a regular basis. We believe that we are adequately protected with an appropriate level of insurance coverage from normally anticipated events. We remain aware of replacement values

Seasonality

Our Fayetteville facility has historically experienced seasonal fluctuations in revenues, operating income and net income. Sales volumes out of Fayetteville are generally lower in our fourth and first quarters, due primarily to cold weather related reduction in demand in our Telecommunication and Utility product lines and shutdown of our facility during the year-end holidays. Additionally, Telecommunication, Utility and Automotive markets in the PRC historically experience a slowdown in demand during our first quarter due to the Chinese New Year holiday, however, we have yet to experience historically significant seasonality fluctuations in our revenues, operating and net income out of our Dalian facility due to aggressive organic expansion in our production capabilities over the past two years.

Competition

Competition in the bimetallic industry, particularly in the PRC, can be characterized by rapid growth and a concentration of manufacturers, primarily due to rising copper prices and accelerated replacement of copper by bimetallic products applications. The most significant factors that affect our competitive position are:

•	the performance and cost effectiveness of our products relative to those of our competitors;

•	our ability to manufacture and deliver products in required volumes, on a timely basis and at competitive prices;

•	the superior quality and reliability of our products;

•	our customer support capabilities, both from an engineering and operational perspective;

•	excellence and flexibility in operations;

•	world leader in bimetallic products;

•	effectiveness of customer service and our ability to send experienced operators and engineers as well as a seasoned sales force to assist our customers.;

•	overall management capability.

We believe that we can differentiate ourselves by offering superior product quality, timely delivery, and better value. See "Risk Factors - Risks Related to Our Business — We may encounter substantial competition in our business and our failure to compete effectively may adversely affect our ability to generate revenue."

Our goal is to maintain our position as the worldwide leader in the bimetallic industry. Set forth below are our measures and strategies:

•
 Manufacturing. By improving our production ability and enhancing equipment management, optimizing the process and products structure, perfecting the supplier system and cutting production cost, we will strive to maintain and expand our profit margins.

•
Research and Development. With the addition of the Fayetteville R&D department and the consolidation of our research and development capabilities we are well positioned to improve our existing products and to develop new applications for our customers and potential customers. We will continue to expand our association with the various universities and organizations who promote and support research into bimetallic technologies.

•
Domestic and International Expansion. We are a global company and as such we will continue to seek opportunities all around the globe in addition to continuing to expand our presence in our existing markets.

•
Raw Materials. We mitigate the risk of increases in raw material price volatility by passing changes in raw material prices through to our customers. We mitigate volatile supplies through effective planning, working closely with key suppliers to obtain the best possible supply schedules and delivery terms.

•	Acquisitions/ Strategic Alliance. We remain aware of opportunities that develop where we have opportunities to add to our product mix and global strategies in that will increase shareholder value.

Intellectual Property

Our principal intellectual property rights are our patents, patent application and the trademarks "FUSHI" and “Copperweld”. Additionally we have acquired the rights to superior processes that can be renewed when they expire in 2015. We continue to improve the products for which we hold the rights and through our research department, we anticipate continuing our development of proprietary intellectual properties. We employ the services of a law firm to maintain our trademark registrations throughout the world and to identify any potential infringements on our trademarks or our patents.

Domain Names.  We own and operate websites, under the internet domain names www.fushiinternational.com, www.fushiinternational.cn, www.copperweld.com, www.copperweldbimetallic.com , and www.fushicopperweld.com. We pay an annual fee to maintain our registrations and for a service that identifies of any potential infringement on our domain names. The information contained on our website does not form part of this report.

Government Regulation

As a global company we are subject to rules and regulations imposed by a wide range of countries and are diligent in maintaining an awareness of those rules. Our headquarters and a major manufacturing facility are located in the PRC and as such, we are subject to various tax and business governance rules and regulations imposed by the PRC and it political subdivisions. We also operate a major operation in Fayetteville TN and are subject to various commercial and taxing regulations imposed by the US and Tennessee as well as local governments. Our UK operation is subject to rules and regulations applicable to businesses operating in Great Britain. Failure to comply with the various government regulations can have a negative impact on our company; therefore we are diligent in our compliance with these rules and regulations.

In addition, our common stock is traded on the NASDAQ stock exchange. NASDAQ, while not having the force of governmental regulations, imposes significant corporate governance and reporting rules where failure to follow its rules can have an adverse impact on the public’s perception of investing in our stock.

Environmental Compliance

We are subject to environmental regulations that are generally applicable to manufacturing companies in the PRC and in the US and we are subject to periodic inspection by environment regulators and must follow specific procedures in some of our processes. We do not have a record of violating environmental regulations or approved practices either in the PRC or in the US.

Employees

We have approximately 655 employees in Dalian, 119 in Fayetteville and 19 in Telford. Of Dalian and Fayetteville employees, approximately 75% work in manufacturing and 80% of Telford work in the manufacturing process. The remainder of employees includes engineers, sales and administrative personnel.

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement, and the documents incorporated herein by reference include forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

You can generally identify forward-looking statements by terms such as “may,” “should,” “could,” “will,” “would,” “expects,” “plan,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.  All statements contained or incorporated by reference in this prospectus and any prospectus supplement regarding our future strategy, future operations, projected financial position, estimated future revenues, projected costs, future prospects, the future of our industries and results that might be obtained by pursuing management’s current plan and objectives are forward-looking statements.  These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.

You should not place undue reliance on our forward-looking statements, because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date on the cover of this prospectus, the date of any prospectus supplement, or, in the case of forward-looking statements incorporated by reference, as of the date of the SEC filing that includes the statement. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us.  Over time, our actual results, performance or achievements will differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements. Those differences might be significant and materially adverse to our security holders. Except as may be required by the securities laws we do not undertake and specifically decline any obligation to update any forward-looking statements or to publicly announce the results of any revisions to any statements to reflect new information or future events or developments.

For more information, please refer to the “Risk Factors” set forth below. Please consider our forward-looking statements in light of those risks as you read this prospectus and any prospectus supplement.

RISK FACTORS

RISKS RELATED TO OUR BUSINESS

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We began the sale of copper-clad aluminum wire in 2002. Our limited operating history may not provide a meaningful basis on which to evaluate our business. Although our revenues have grown rapidly since inception, we cannot assure you that we will maintain our rate of growth, our profitability or that we will not incur net losses in the future. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in significant operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

-	expand our product offerings and maintain the high quality of our products;
-	maintain our proprietary copper-cladding technology for the manufacturing of bimetallic wires;
-	manage our expanding operations, including the integration of Copperweld Bimetallics and any future acquisitions;
-	maintain adequate control of our expenses;
-	implement our product development, marketing, sales, and acquisition strategies and adapt and modify them as needed;
-
anticipate and adapt to changing conditions in the bimetallic products markets in which we operate as well as the impact of any changes in government regulation, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

Quarterly operating results may fluctuate

Our quarterly results of operations may fluctuate as a result of a number of factors, including fluctuation in the demand for and shipments of our products and changes in the prices of copper which directly affect the prices of our products and may influence the demand for our products. Therefore, quarter-to-quarter comparisons of results of operations have been and will be impacted by the volume of such orders and shipments. In addition, our operating results could be adversely affected by the following factors, among others, such as variations in the mix of product sales, price changes in response to competitive factors, increases in raw material costs and other significant costs, increases in utility costs (particularly electricity) and various types of insurance coverage and interruptions in plant operations resulting from the interruption of raw material supplies and other factors. Some uses of our products are subject to seasonality factors which can affect our quarter to quarter results as well.

Fluctuating copper prices impact our business and operating results.

Copper prices, which have increased over the past several years, have varied significantly and may vary significantly in the future because the copper industry is highly volatile and cyclical in nature. This affects our business both positively and negatively - as our products are a substitute for pure copper wire, higher prices increase demand, while lower copper prices can decrease demand. Numerous factors, most of which are beyond our control, influence copper price. These factors include general economic conditions, industry capacity utilization, import duties and other trade restrictions. We cannot predict copper prices in the future or the effect of fluctuations in the costs of copper on our future operating results. We mitigate the impact of changing raw material prices by passing changes in prices to our customers by adjusting prices at least monthly to reflect changes in raw material prices, as is customary in the industry. We may not be able to adjust our product prices rapidly enough in the short-term to recover the costs of increases in raw materials. Our future profitability may be adversely affected to the extent we are unable to pass on higher raw material costs to our customers.

We may encounter substantial competition in our business and our failure to compete effectively may adversely affect our ability to generate revenue.

The bimetallic industry is becoming increasingly competitive. The principal elements of competition in the bimetallic industry are, in our opinion, pricing, product availability and quality. While we believe that we have attained a leadership position with respect to all of these factors, our major competitors with substantially greater resources than us may be better able to successfully endure downturns in our industrial sector. In periods of reduced demand for our products, we can either choose to maintain market share by reducing our selling prices to meet competition or maintain selling prices, which may sacrifice market share. Sales and overall profitability would be reduced under either scenario. In addition, we cannot assure you that additional competitors will not enter our existing markets, or that we will be able to compete successfully against existing or new competition.

We may not be able to effectively control and manage our growth.

If our business and markets grow and develop as we expect, it will be necessary for us to finance and manage expansion in an orderly fashion. In addition, we may face challenges in managing expanding product offerings and in integrating acquired businesses with our own. Such eventualities will increase demands on our existing management and facilities. Failure to manage these growth and expansion could interrupt or adversely affect our operations and cause production backlogs, longer product development time frames and administrative inefficiencies.

A significant portion of our sales are derived from a limited number of customers, and results from operations could be adversely affected and stockholder value harmed if we lose these customers.

Our revenue is dependent, in large part, on significant orders from a limited number of customers. Sales to our five largest customers accounted for approximately 41%, 28.9% and 24.6% of our net sales during the years ended December 31, 2005, 2006, and 2007 respectively. We believe that revenue derived from current and future large customers will continue to decline but will continue to represent a significant portion of our total revenue. Our inability to continue to secure and maintain a sufficient number of large customers would have a material adverse effect on our business, operating results and financial condition. Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions.

Shortages or disruptions in the availability of raw materials could have a material adverse effect on our business.

Aluminum and steel rods and copper strips, our principal raw materials, collectively accounted for approximately 93 % of our costs of goods sold in Dalian and just over 75% for Fayetteville during the fiscal year ended December 31, 2007. We expect that raw materials will continue to account for a significant portion of our cost of goods sold in the future. The prices of raw materials fluctuate because of general economic conditions, global supply and demand and other factors causing monthly variations in the costs of our raw materials purchases. The macro-economic factors, together with labor and other business interruptions experienced by certain suppliers, have contributed to periodic shortages in the supply of raw materials, and such shortages may increase in the future. If we are unable to procure adequate supplies of raw material to meet our future production needs and customer demand, shortages could result in a material loss of customers and revenues and adversely impact our results of operations. In addition, supply shortages or disruptions or the loss of suppliers may cause us to procure our raw materials from less cost effective sources and may have a material adverse affect on our business, revenues and results of operations.

We depend on a few suppliers for a significant portion of our principal raw materials and we do not have any long-term supply contracts with our raw materials suppliers. Interruptions of production at our key suppliers may affect our results of operations and financial performance.

We rely on a limited number of suppliers for most of the raw materials we use. During the fiscal year ended December 31, 2007, purchase from our three largest suppliers of metal raw materials represented approximately 43.0% of our total raw material purchases. Interruptions or shortages of supplies from our key suppliers of raw materials could disrupt production or impact our ability to increase production and sales. We do not have long-term or volume purchase agreements with most of our suppliers and we may have limited options in the short-term for alternative supply if these suppliers fail for any reason, including their business failure or financial difficulties, to continue the supply of materials or components. Moreover, identifying and accessing alternative sources may increase our costs. Interruptions at our key suppliers could negatively impact our results of operations, financial performance and the price of our common stock.

Due to increased volatility of raw material prices, the timing lag between the raw material purchase and product pricing can negatively impact our profitability.

Volatility in the prices of raw materials, among other factors, may adversely impact our ability to accurately forecast demand and may have a material adverse impact on our results of operations. For example, our manufacturing activities are determined, and raw materials purchase scheduled, upon forecasted demand while sales prices are determined at the time of order placement, subject to adjustment at fulfillment. The lag between the point when raw materials are acquired in advance and the point when products are actually priced may impact us both positively and negatively, resulting in increased or reduced profitability. In addition, we routinely maintain a certain level of finished goods inventories to meet near term expected demand. Pricing for the sale of these inventories is generally based on current raw material prices. Rapid declines in the price of raw materials may result in our inventories being carried at costs in excess of net realizable value and may have an adverse effect on our results of operations and the price of our common stock.

Increases in raw materials prices will increase our need for working capital.

As the prices of raw materials increase, our working capital requirements increase. Increases in our working capital requirements can materially adversely impact our results of operations, our cash flow and our available liquidity to fund other business needs. Furthermore, there is no assurance we would be able to finance additional working capital requirements or finance such working capital requirements on favorable terms. If we were unable to obtain financing on favorable terms, our business and results of operations may be adversely affected. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources” below.

Increases in raw materials prices may increase credit and default risk with respect to our customers.

Increases in the price of our products, as raw material prices rise, may place additional demands on the working capital and liquidity needs of our customers. Accordingly, our customers’ cash flow may be negatively impacted which may have an adverse affect on the timing and amount of payment on our accounts receivable, which would in turn, negatively affect our results of operations.

We face manufacturing challenges.

The volume and timing of sales to our customers may vary due to: variation in demand for our customers’ products; our customers’ attempts to manage their inventory; design changes; changes in our customers’ manufacturing strategy; and acquisitions of or consolidations among customers. Due in part to these factors, many of our customers do not commit to long-term production schedules. Our inability to forecast the level of customer orders with certainty makes it difficult to schedule production and maximize utilization of manufacturing capacity. Customers may cancel their orders, change production quantities or delay production for a number of reasons and such actions could negatively impact our operating results. In addition, we make significant operating decisions based on our estimate of customer requirements. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of those customers.

Our rapid expansion could significantly strain our resources, management and operational infrastructure which could impair our ability to meet increased demand for our products and hurt our business results.

To accommodate our anticipated growth and integrate the acquisition of Copperweld Bimetallics, we will need to expend capital resources and dedicate personnel to implement and upgrade our accounting, operational and internal management systems and enhance our record keeping and contract tracking system. Such measures will require us to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our products, which will impair our revenue growth and hurt our overall financial performance.

If we fail to accurately project market demand for our products, our business expansion plan could be jeopardized and our financial condition and results of operations will suffer.

We plan to increase our annual manufacturing capacity and relocate unused capacity from Fayetteville, Tennessee to Dalian, China, to meet an expected increase in demand for our products in the Asia Pacific region. Our decision to increase our manufacturing capacity was based primarily on our projected increases in our sales volume and growth in the size of the bimetallic market in China. If actual customer orders are less than our projected market demand, we may suffer overcapacity problems and may have to leave capacity idle, which can reduce our overall profitability and hurt our financial condition and results of operations.

If the bimetallic industry does not grow as we expect or grows at a slower speed than we expect, our sales and profitability may be materially adversely affected.

We derive most of profits from sales of our products in China. The continued development of our business depends, in large part, on continued growth in the bimetallic industry in China. Although China’s bimetallic industry has grown rapidly in the past, it may not continue to grow at the same growth rate in the future or at all. Any reduced demand for our products, any downturn or other adverse changes in China’s bimetallic or related industries could severely impact the profitability of our business.

We face the possibility that our gross margins may decline.

In response to changes in product mix, competitive pricing pressures, increased sales discounts, introductions of new competitive products, product enhancements by our competitors, increases in manufacturing or labor costs or other operating expenses, we may experience declines in prices, gross margins and profitability. To maintain our gross margins we must maintain or increase current shipment volumes, develop and introduce new products and product enhancements and reduce the costs to produce our products. If we are unable to accomplish this, our revenue, gross profit and operating results may be below our expectations and those of investors and analysts.

We may encounter problems associated with our global operations.

As a result of the Copperweld acquisition, a significant portion of our operations consists of manufacturing and sales activities outside of PRC, primarily in the US. Our ability to sell our products and conduct our operations globally is subject to a number of risks. Local economic, political and labor conditions in each country could adversely affect demand for our products and services or disrupt our operations in these markets. We may also experience reduced intellectual property protection or longer and more challenging collection cycles as a result of different customary business practices in certain countries where we do business. Additionally, we face the following risks:

-	International business conditions including the relationships between the U.S., Chinese and other governments;
-
Unexpected changes in laws, regulations, trade, monetary or fiscal policy, including interest rates, foreign currency exchange rates and changes in the rate of inflation in the U.S., China or other foreign countries;

-	Tariffs, quotas and other import or export restrictions and other trade barriers;
-	Difficulties in staffing and management;
-	Language and cultural barriers; and
-	Potentially adverse tax consequences.

The anticipated benefits of the Copperweld transaction may not be realized.

We entered the Copperweld acquisition agreement with the expectation that the acquisition will result in a number of benefits to us including, among other things:

-	enhanced revenues;
-	broader product offering;
-	significant savings on capital expenditures;
-	expansion of our global distribution and manufacturing capabilities;
-	operational improvements;
-	more effective use of our production capacity; and
-	diversification of our customer base.

Achieving the anticipated benefits of the Copperweld acquisition is subject to a number of uncertainties, including,

-	whether we can successfully integrate our business with Copperweld's business in an efficient and effective manner;

-	the reaction of our existing or potential competitors to the transaction; and
-	general competitive factors in the marketplace.

Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy and could materially impact our business, financial condition and operating results.

The anticipated synergies and cost savings of the Copperweld transaction may not be realized.

The success of the combined company after the Copperweld acquisition will depend, in part, on our ability to realize the anticipated growth opportunities, cost savings, more efficient use and location of production capacity, profitability enhancement, streamlining overheads and operating structure to optimize efficiency, building upon best practices in technology and manufacturing, reassessment of the inventory and supplier base to insure the availability of products at competitive prices. We cannot provide any assurance that these anticipated synergies and cost savings can be achieved in the amounts or during the periods expected. Further, we cannot provide any assurance that these actions can be completed without disruption to our business that the desired actions can be completed in the anticipated period of time or that anticipated improvements in operating performance can be achieved.

There may be difficulty integrating Fushi's and Copperweld's businesses and substantial costs may be incurred in connection with the integration.

Achieving the anticipated benefits of the Copperweld acquisition will depend on the successful integration of Fushi’s and Copperweld's products, services, operations, personnel, technology and facilities in a timely and efficient manner. Although we do not anticipate material difficulties in connection with such integration, the possibility exists that difficulties could be experienced, especially given the cultural difference, time zone difference, and language differences. The time and expense associated with converting the businesses of Fushi and Copperweld to a common platform may exceed our expectations and limit or delay the intended benefits of the transaction. Similarly, the process of reallocating machinery and capacity, combining sales, marketing and manufacturing forces, consolidating administrative functions, and coordinating product and service offerings could take longer, cost more, and provide fewer benefits than initially projected. To the extent any of these events occur, the benefits of the transaction may be reduced.

Integrating our business with that of Copperweld can be a complex, time-consuming and expensive process. Before the acquisition, Fushi and Copperweld operated independently, each with its own business, products, customers, employees, culture and systems. Fushi may face substantial difficulties, costs and delays in integrating the two businesses. These difficulties, costs and delays may include:

-	Costs and delays in moving additional capacity from Fayetteville, TN to Dalian, China;
-	Costs and delays in implementing common systems and procedures;
-	Difficulties in combining research and development teams and processes;
-	Potential difficulty in combining the separate product technologies of Fushi and Copperweld;
-	Perceived adverse changes in product offerings available to customers or in customer service standards, whether or not these changes do, in fact exist;
-	Difficulty comparing financial reports due to differing financial and/or internal reporting systems and practices;
-	Diversion of management resources from the business;
-	The inability to retain existing customers of each company;
-	Reduction or loss of customer orders due to the potential for market confusion, hesitation and delay;
-	Challenges in retaining and integrating management and other key employees of Fushi and Copperweld;
-	Difficulty in coordinating operations in an effective and efficient manner; and
-	The inability to achieve the synergies anticipated to be realized from the acquisition on the timeline presently anticipated, or at all.

After the acquisition, we may seek to combine certain operations and functions using common information and communication systems, operating procedures, financial controls and human resource practices, including training, professional development and benefit programs. We may be unsuccessful in implementing the integration of these systems and processes in a timely and efficient manner. Any one or all of these factors may cause increased operating costs, worse than anticipated financial performance or the loss of customers and employees. Many of these factors are also outside of our control.

The integration process may result in a loss of key personnel of Fushi and/or Copperweld.

Fushi and Copperweld both depend on the services of their key personnel. Current and prospective employees of Fushi and Copperweld may become uncertain or dissatisfied about their changing or future roles with Fushi as the integration evolves. Uncertainty or dissatisfaction may affect the performance of such personnel adversely and the ability of each company to retain and attract key personnel. The loss of the services of one or more of these key employees or the inability of Fushi or Copperweld to attract, train, and retain qualified employees could result in the loss of customers or otherwise inhibit the ability of Fushi to integrate and grow the combined businesses effectively.

The combination of Copperweld and Fushi may result in a loss of customers of Copperweld and/or Fushi.

Some customers may seek alternative sources of product and/or services due to, among other reasons, a lack of desire to do business with our combined company or perceptions that we may not continue to support and develop certain products. Difficulties in combining operations could also result in the loss of, potential disputes or litigation with, customers. Any steps by management to counter such potential increased customer attrition may not be effective. Failure by management to retain customers could result in worse than anticipated financial performance.

There may be unknown risks inherent in our acquisition of Copperweld, which could result in a material adverse effect on our business.

There may be risks associated with the acquisition of Copperweld, though not expected, that may not be yet apparent. Any discovery of adverse information concerning Copperweld since we acquired the entity could have a material adverse effect on our business, financial condition and results of operations. While we are entitled to seek indemnification in certain circumstances, successfully asserting indemnification or enforcing such indemnification could be costly and time consuming or may not be successful at all.

Copperweld’s ability to sustain profitability is uncertain.

Prior to its acquisition by us, Copperweld incurred losses for the entire time it operated as a stand-alone business. The combined company’s ability for the Fayetteville, TN location to generate sufficient revenues and make profits is dependent in large part on its ability to move more value-added production in house, control manufacturing related costs, manage its growth related expenses, make additional capital expenditure, expand its customer base, increase sales of its current products to existing customers, enter into additional supply arrangements and manage its working capital and other financial resources. We cannot provide any assurance that improved profitability can be achieved at the Fayetteville location in the amounts or during the periods expected.

We face risks associated with future investments or acquisitions.

An important element of our growth strategy is to invest in or acquire businesses that will enable us, among other things, to expand our manufacturing capacity and the products we offer. However, we may be unable to identify suitable investment or acquisition candidates or may be unable to make these investments or acquisitions on commercially reasonable terms, if at all.

If we complete an investment or acquisition, we may not realize the anticipated benefits from the transaction. Integrating an acquired business is distracting and time consuming, as well as a potentially expensive process. The successful integration of any acquired businesses requires us to:

•	integrate and retain key management, sales, research and development, production and other personnel;

•	incorporate the acquired products or capabilities into our offerings from an engineering, sales and marketing perspective;

•	coordinate research and development efforts;

•	integrate and support pre-existing supplier, distribution and customer relationships; and

•	consolidate duplicate facilities and functions and combine back office accounting, order processing and support functions.

Geographic distance between business operations, the compatibility of the technologies and operations being integrated and the disparate corporate cultures being combined also present significant challenges. Acquired businesses are likely to have different standards, controls, contracts, procedures and policies, making it more difficult to implement and harmonize company-wide financial, accounting, billing, information and other systems. Our focus on integrating operations may also distract attention from our day-to-day business and may disrupt key research and development, marketing or sales efforts. If we cannot overcome these challenges, we may not realize actual benefits from future acquisitions, which will impair our overall business results.

We may not be able to prevent others from unauthorized use of Fushi Copperweld patents, which could harm our business and competitive position.

We believe that other manufacturers in the PRC have been infringing our patents and are using our core technology. Although we have pursued legal remedies available in the PRC to protect our patents, we can provide no assurance that the protection afforded under the laws of the PRC is adequate to maintain our competitive position or that we will be successful in all our efforts. Our patents and patent applications may be challenged, invalidated or circumvented in the future. We cannot assure you that our current or potential competitors do not have, and will not obtain, patents that will prevent, limit or interfere with our ability to make, use or sell our products in either the PRC or other countries.

Enforcement and implementation of PRC intellectual property-related laws has historically been lacking. Accordingly, intellectual property rights and confidentiality protections in the PRC may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation may require significant expenditure of cash and management efforts and could harm our business, financial condition and results of operations. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, competitive position, business prospects, reputation and the price of our common stock.

There have been historical deficiencies with our internal controls and these remain areas of our internal and disclosure controls that require improvements, and we are exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002. Under the supervision and with the participation of our management, we have evaluated our internal controls systems in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. We have performed the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, we have incurred additional expenses and a diversion of management’s time. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the Nasdaq Global Market. Any such action could adversely affect our financial results and the market price of our stock.

Potential environmental liability could have a material adverse effect on our operations and financial condition.

As a manufacturer, we are subject to various Chinese environmental laws and regulations on air emission, waste water discharge, solid wastes and noise. Although we believe that our operations are in substantial compliance with current environmental laws and regulations, we may not be able to comply with these regulations at all times as the Chinese environmental legal regime is evolving and becoming more stringent. Therefore, if the Chinese government imposes more stringent regulations in the future, we will have to incur additional and potentially substantial costs and expenses in order to comply with new regulations, which may negatively affect our results of operations. If we fail to comply with any of the present or future environmental regulations in any material aspects, we may suffer from negative publicity and may be required to pay substantial fines, suspend or even cease operations.

Regulations promulgated by the US government, the State of Tennessee and local authorities impose environmental rules and regulations on our Fayetteville operation. Our Fayetteville plant is subject to regular reporting to and inspections by local, state and federal authorities. To date, inspections have not found our Fayetteville plant in violation of any rules or regulations. We believe that we comply in all material respects with the environmental rules imposed on our Fayetteville plant. Our internal procedures require regular monitoring of our processes to assure that we do not violate environmental standards. Failure to comply with Chinese or US environmental laws and regulations may materially and adversely affect our business, financial condition and results of operations.

We do not presently maintain product liability insurance in the PRC, and our property and equipment insurance does not cover the full value of our property and equipment, which leaves us with exposure in the event of loss or damage to our properties or claims filed against us.

We currently do not carry any product liability or other similar insurance in China. We cannot assure you that we would not face liability in the event of the failure of any of our products. This is particularly true given our plan to significantly expand our sales into international markets, like the United States, where product liability claims are more prevalent. We carry product liability insurance for our Fayetteville operations but we have no assurance that the coverage would be sufficient in the event of a claim.

We have purchased automobile insurance with third party liability coverage for our vehicles. In addition, we have purchased property insurance from China United Property Insurance Company to cover real property and plant. Except for property and automobile insurance, we do not have other insurance such as business liability or disruption insurance coverage for our operations in the PRC. In the event of a significant product liability claim or other uninsured event, our financial results and the price of our common stock may be adversely affected. Likewise, we maintain casualty insurance for our plant and equipment in Fayetteville and Telford; however, we cannot assure you that the coverage would be sufficient to replace our equipment in the event of a catastrophe.

We do not maintain a reserve fund for warranty or defective products claims. Our costs could substantially increase if we experience a significant number of warranty claims.

Our product warranties against technical defects of our copper-clad products wires vary, depending on our purchase orders with customers. The warranties require us to replace defective components and pay for the losses customers incur from defective products or a certain percentage of the purchase price as liquidated damages for our failure to meet the specified product specifications and packaging requirements in the purchase orders. We have not established any reserve funds for potential warranty claims since historically we have experienced few warranty claims for our products so that the costs associated with our warranty claims have been low. If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, it would have a material adverse effect on our financial condition and results of operations.

We could suffer significant business interruptions.

Our operations and those of our suppliers may be vulnerable to interruption by natural disasters such as the snow storm recently experienced in certain parts of China, or other disasters such as fires, explosions, acts of terrorism or war, or failures of our management information or other systems. If a business interruption occurs, our business could be materially and adversely affected.

RISKS RELATED TO DOING BUSINESS IN THE PRC

Changes in the policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of that business.

The PRC's economy is in a transition from a planned economy to a market oriented economy subject to five-year and annual plan adopted by the government that set national economic development goals. Policies of the PRC government can have significant effects on the economic conditions of the PRC. The PRC government has confirmed that economic development will follow the model of a market economy, such as the United States. Under this direction, we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and business development in the PRC will follow market forces. While we believe that this trend will continue, we cannot assure you that this will be the case. Our interests may be adversely affected by changes in policies by the PRC government, including:

-	changes in laws, regulations or their interpretation
-	confiscatory taxation
-	restrictions on currency conversion, imports or sources of supplies
-	expropriation or nationalization of private enterprises.

Although the PRC government has been pursuing economic reform policies for more than two decades, we cannot assure you that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting the PRC's political, economic and social life.

The PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Any changes in such PRC laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We and any future subsidiaries are considered foreign persons or foreign funded enterprises under PRC laws, and as a result, we are required to comply with PRC laws and regulations. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses.

A slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our services and our business.

A majority of our operations are conducted in the PRC and more than 92.1% of our net sales for 2007 were generated from sales in the PRC. (Had Copperweld’s operations for the full year been combined with Fushi, the percentage of sales in the PRC would have approximated 63%) Although the PRC economy has grown significantly in recent years, we cannot assure you that such growth will continue. The bimetallic wire industry in the PRC is growing, but we do not know how sensitive we are to a slowdown in economic growth or other adverse changes in the PRC economy which may affect demand for our products. With the addition of Copperweld we are now exposed to global economic conditions. In the future, a slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments globally or in a large segment of the world can have adverse economic developments and may materially and adversely affect our business.

Inflation in the PRC could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. The implementation of such policies may impede economic growth.

Fushi International (Dalian) and Dalian Fushi are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the State of Nevada and do not have any assets or conduct any business operations other than investments in our subsidiaries and affiliates, Copperweld Bimetallics, LLC, Fushi International (Dalian) and Dalian Fushi. As a result of this holding company structure, we rely on dividends payments from our subsidiaries for funds. PRC regulations, which apply to Fushi International (Dalian) and Dalian Fushi, currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Fushi International (Dalian) and Dalian Fushi also are required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if Fushi International (Dalian) or Dalian Fushi incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or Fushi International (Dalian) are unable to receive all of the revenues from operations or if Copperweld is unable to pay dividends to the parent, we may be unable to pay dividends on our common stock. See also "Risk Factors—Risks Related to an Investment in Our Common Stock — We are unlikely to pay cash dividends in the foreseeable future."

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Fushi International (Dalian) receives substantially all of its revenues in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency dominated obligations, to the extent they are incurred in the future. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of PRC to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The PRC government also may at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining foreign currency, we may be unable to pay dividends or meet obligations that may be incurred in the future that require payment in foreign currency. See "Risk Factors—Risks Related to an Investment in Our Common Stock—We are unlikely to pay cash dividends in the foreseeable future."

The fluctuation of the Renminbi may materially and adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC's political and economic conditions. Since a significant portion of our revenues are earned in the PRC, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the Renminbi the U.S. dollar equivalent of the we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

On July 21, 2005, the PRC government changed its policy of tying the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a continuous appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation generally has been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this presentation or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
(RMB per US$1.00)

2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9636	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008 (through August 8)	6.8471	7.0204	7.2946	6.8104

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

(2)
Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this report were made in the statement of operations at 7.0204 to $1, balance sheet at 6.8471 to $1 and equity section at historical rates.

If preferential tax concessions granted by the PRC government are changed or expire, our financial results and results of operations would be materially and adversely affected.

Our results of operation may be adversely affected by changes to, or expiration of, preferential tax concessions that our subsidiaries in the PRC currently enjoy. The statutory tax rate generally applicable to domestic PRC companies is 33%, including 30% state income tax and 3% local income tax. Our subsidiaries, Fushi International (Dalian) as a Wholly Foreign Owned Enterprise, or WFOE, and Dalian Fushi as a “new or high-technology enterprise” located in Economic Development Zone of the Dalian City, have been subject to tax exemptions or relatively low tax rates. The estimated tax savings for the year ended December 31, 2007 without preferential tax treatment amounted to approximately $12.8 million.

As the newly adopted PRC corporate income tax law comes into effect, preferential tax benefits currently granted to WFOE’s are to be phased out and we would be subject to the same tax treatment as a domestic Chinese company, applying a uniform 25% tax rate to company profits. The loss of these preferential tax treatments that are currently available to us will have a material and adverse effect on our financial condition and results of operations and could adversely impact the price of our common stock.

In addition, tax laws in China are subject to interpretation by local tax authorities. Our preferential tax treatment may not remain in effect, or may change, in which case we may be required to pay the higher income tax rate generally applicable to Chinese companies, or such other rate as is required by the laws of China.

The PRC State Administration of Foreign Exchange, or SAFE, requires PRC residents to register with, or obtain approval from, SAFE regarding their direct or indirect offshore investment activities.

PRC State Administration of Foreign Exchange Regulations regarding offshore financing activities by PRC residents have undertaken continuous changes which may increase the administrative burden we face and create regulatory uncertainties that could adversely affect the implementation of our acquisition strategy, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could adversely affect our operations.

A renewed outbreak of SARS or another widespread public health problem in the PRC, where a substantial portion of our revenue is derived, could have an adverse effect on our operations. Our operations may be impacted by a number of health-related factors, including quarantines or closures of some of our offices that could leave us without many employees to conduct our business which would materially and adversely affect our operations and financial condition.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

PRC companies have historically not adopted a Western style of management and financial reporting concepts and practices, which includes strong corporate governance, internal controls and, computer, financial and other control systems. In addition, we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002. This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business.

RISKS RELATED TO AN INVESTMENT IN OUR COMMON STOCK.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Mr. Li Fu, our founder, chief executive officer and chairman of our board of directors, beneficially owns 41.6% of our outstanding share capital as of June 30, 2008. As such, Mr. Fu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our stock. These actions may be taken even if they are opposed by our other shareholders.

We are unlikely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries. In addition, our operating subsidiaries, particularly those in the PRC, from time to time, may be subject to restrictions on its ability to make distributions to us, including as a result of restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. See, "Risk Factors-Risks Related to Doing Business in the PRC— Fushi International (Dalian) and Dalian Fushi are subject to restrictions on paying dividends and making other payments to us", Risk Factors-Risks Related to Doing Business in the PRC— Governmental control of currency conversion may affect the value of your investment" and "Market for Our Common Stock— Dividends."

Due to limited liquidity, our stock is subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market may be subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

RISKS RELATED TO OUR HIGH YIELD AND CONVERTIBLE NOTES

Covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions.

On January 25, 2007, we entered a Notes Purchase Agreement with Citadel Equity Fund, LLC, as well as Indentures, a Share Pledge Agreement and an Investor Rights Agreement. The Notes Purchase Agreement relates to the purchase and sale of $40 million Guaranteed Senior Secured Floating Rate Notes Due 2012 and $20 million of 3% Guaranteed Senior Secured Convertible Notes Due 2012 (collectively “Notes”).

The indentures governing our Notes contain various covenants that may limit our discretion in operating our business. In particular, we are limited in our ability to merge, consolidate or transfer substantially all of our assets, issue stock of subsidiaries, incur additional debts and create liens on our assets to secure debt. In addition, if there is default, and we do not maintain certain financial covenants or we do not maintain borrowing availability in excess of certain pre-determined levels, we may be unable to incur additional indebtedness, make restricted payments (including paying cash dividends on our capital stock) or redeem or repurchase our capital stock. If we can not satisfy the required business targets of the indentures, we also have the possibility to default.

The indentures governing our Notes require us to maintain certain financial ratios and limit our ability to make capital expenditures. These covenants and ratios could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities and to fund our operations. Any future debt could also contain financial and other covenants more restrictive than those imposed under the indenture governing our Notes.

The Notes and their corresponding debt could have significant consequences to investors. For example, they could:

-	reduce the availability of our cash flow to fund future working capital, capital expenditures, acquisitions and other general corporate purposes;

-	limit our ability to obtain additional financing for working capital, capital expenditures, and other general corporate requirements;

-	expose us to interest rate fluctuations because the interest rate is variable;

-	increase our vulnerability to general adverse economic and industry conditions;

-	require us to sell assets to reduce indebtedness or influence our decisions about whether to do so;

-	restrict us from making strategic acquisitions or pursuing business opportunities;

-	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

-	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds; and

-	place us at a competitive disadvantage compared to competitors that may have proportionately less debt.

In addition, our ability to make scheduled payments or refinance our obligations depends on our successful financial and operating performance, cash flows, and capital resources, which in turn depend upon prevailing economic conditions and certain financial, business, and other factors, many of which are beyond our control. If our cash flows and capital resources are insufficient to fund our debt obligations, we may be forced to reduce or deplete our working capital, reduce or delay capital expenditures, sell material assets or operations, obtain additional capital, restructure our debt, or declare bankruptcy. In the event that we are required to dispose of material assets or operations to meet our debt service and other obligations, the value realized on such assets or operations will depend on market conditions and the availability of buyers. Accordingly, we may be forced to sell at an unfavorable price.

We have pledged the shares of our subsidiaries as security for the Notes and upon a default, we could lose those securities and therefore, our business.

Pursuant to our Share Pledge Agreement, we have pledged the shares of our wholly owned subsidiary, Fushi Holdings, and its shares of Fushi International (Dalian) as security for our obligations under the Notes. In the event of a default, we could lose the shares of our subsidiaries and therefore, a major portion of our business, to the holders of the Notes which would materially and adversely affect the price of our common stock.

The issuance of shares upon conversion of the Convertible Notes may result in substantial dilution and may depress the market price of our common stock.

As of August 8, 2008, we had 27,459,012 shares of common stock issued and outstanding, including 2,142,857 shares converted from the $15 million out of the $20 million Convertible Notes held by Citadel. The balance $5 million Convertible Notes are convertible into 714,286 additional shares should Citadel elect to convert in the future. Due to the conversion or the likelihood of conversion, our ordinary shareholders may experience substantial dilution and the market price of our shares of common stock could decline. Further, the perception that such convertible securities have been converted could adversely affect the market price of our shares of common stock. In addition, during the time that the foregoing Convertible Notes are outstanding, they may adversely affect the terms on which we could obtain additional capital.

Future sales by us or our existing shareholders could depress the market price of our common shares.

If we or our existing shareholders sell a large number of shares of our common stock, or if we sell additional securities that are convertible into common stock, the market price of our common stock could decline significantly. Further, even the perception in the public market that we or our existing shareholders might sell shares of common stock could depress the market price of our ordinary stock.

USE OF PROCEEDS

We will not receive any proceeds from any sale of the shares offered by the selling stockholders. To the extent the warrants are exercised for cash, if at all, we may receive the exercise price for those warrants. However under the terms of the warrants cashless exercise is permitted.  We intend to use any cash proceeds received from the exercise of warrants for working capital and other general corporate purposes. We cannot assure you that any of the warrants will ever be exercised for cash or at all.

SELLING STOCKHOLDERS

Background

Each of the selling stockholders will acquire its common stock through exercise of options granted under the plan.

Selling Stockholders

This prospectus relates to the offer and sale of our common stock by the selling stockholders named in the table below.

Under applicable SEC rules, a person is deemed to be the "beneficial owner" of a security if, with respect to that security, the person directly or indirectly has or shares (a) voting power, which includes the power to vote or direct the voting of the security, or (b) investment power, which includes the power to dispose, or direct the disposition, of the security, in each case, irrespective of the person's economic interest in the security. Under these SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security.

Except as otherwise indicated in the following table, each listed selling stockholder has the sole investment and voting power with respect to all shares of common stock shown as beneficially owned by that selling stockholder.

In determining the percent of common stock owned by a selling stockholder, (a) the numerator is the number of shares of common stock beneficially owned by that selling stockholder, which includes shares which the selling stockholder may acquire within 60 days upon exercise of warrants or conversion of convertible securities, and (b) the denominator is the sum of (i) the total number of shares outstanding, and (ii) the number of shares which such selling stockholder has the right to acquire within 60 days upon exercise of warrants or conversion of convertible securities.

Each selling stockholder may offer all or part of the shares of common stock beneficially owned for resale from time to time. The table assumes that the selling stockholders will sell all of the shares offered for sale and, accordingly, will own no shares of common stock upon completion of the offering. A selling stockholder, however, is under no obligation to sell any shares immediately or at any time. Therefore, we are not able to estimate the number of shares of common stock that will be sold pursuant to this prospectus or the number of shares that will be owned by the selling stockholders, or any selling stockholder, upon termination of this offering.

None of the selling stockholders has held any office or position, or has had any material relationship with us within the past three years, except as disclosed in notes to the table.

In the following table, fractional shares of our common stock have been rounded up to the next whole share.

Name	Shares of Common Stock Owned Before the Offering	Percentage of Shares of Common Stock Owned Before the Offering (1)	Shares of Common Stock Offered	Shares of Common Stock to be Owned After the Offering	Percentage of Outstanding Shares of Common Stock to be Owned After the Offering
Li Li Fu (2)	12,188,242	44.15%	150,000	12,038,242	42.76%
Wenbing Christopher Wang (3)	400,000	1.45%	200,000	200,000	*
John Christopher Finley (4)	71,250	*	71,250	0	*
James Todd (5)	50,615	*	50,615	0	*
Feng Bai (6)	35,935	*	35,935	0	*
Jiping Hua (6)	35,935	*	35,935	0	*
Barry Raeburn (6)	35,935	*	35,935	0	*
Yue Mathus Yang (7)	1,050,000	3.82%	50,000	1,000,000	3.55%
Roy Yu (8)	58,333	*	58,333	0	*
Nathan J. Anderson (9)	16,000	*	16,000	0	*
Jack Perkowski (6)	17,187	*	17,187	0	*

*	Less than 1%

(1)	Percentages are based on 27,459,012 shares of our common stock that were outstanding on August 11, 2008.
(2)	Chairman and CEO
(3)	President, Director and CFO
(4)	Former COO
(5)	EVP and Controller
(6)	Director
(7)	Former President and Director
(8)	Former EVP of Finance
(9)	Investor Relations Officer

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling stockholders to permit the resale of these shares by these stockholders from time to time after the date of this prospectus.

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this registration statement is declared effective by the SEC;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon us being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon us being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DESCRIPTION OF SECURITIES

Authorized Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.006 per share, of which approximately 27,459,012 shares are issued and outstanding, and 5,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are issued and outstanding.

Common Stock

The shares of our common stock that are the subject of this prospectus had been previously registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).   Please see the description of our shares of common stock set forth in our registration statement on Form SB-2/A (Registration No. 333-131052) filed with the SEC on July 24, 2006, which description is incorporated by reference into this Prospectus.

Warrants

As of the date of this prospectus, we have outstanding warrants to purchase a total of 376,997 shares of our common stock. The warrants have a six-year exercise period with 3.462 years remaining life and an exercise price of $3.11 per share. In addition we have outstanding warrants to purchase a total of 100,000 shares of our common stock. These warrants have a four -year exercise period beginning on October 31, 2007 and an exercise price of $16.80 per share.

LITIGATION

On December 11, 2006 we received service of a complaint filed by Kuhns Brothers, Inc., Kuhns Brothers Securities Corp., and Kuhns Brothers & Co., Inc. (collectively the “Kuhns Brothers”) in the United States District Court, District of Connecticut (the “District Court”) on November 27, 2006.  Kuhns Brothers revised their complaint three times, and sought damages in excess of $7.0 million, primarily stemming from an alleged breach of an engagement letter agreement, dated May 27, 2005, by and between Kuhns Brothers, Inc. and Dalian Fushi Bimetallic Manufacturing Company Ltd., which was terminated in September 2006. This matter was tried before the District Court, which awarded Kuhns Brothers damages in excess of $7.0 million.  We have taken the necessary steps to appeal the decision, and will continue to vigorously defend against these claims, which we believe to be without merit.

LEGAL MATTERS

Our counsel, Guzov Ofsink, LLC, located at 600 Madison Avenue, 14th Floor, New York, New York 10022, is passing upon the validity of the issuance of the common stock offered under this prospectus.

EXPERTS

Our consolidated financial statements for the years ended December 31, 2006 and 2005 incorporated in this prospectus by reference from our Annual Report on Form 10-KSB for the year ended December 31, 2007 have been audited by Moore Stephens Wurth Frazer and Torbet, LLP and Jimmy C. H. Cheung & Co., both independent registered public accounting firms, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other documents with the SEC.  We also furnish our stockholders annual reports containing financial statements audited by our independent accountants and make available quarterly reports containing unaudited financial statements for each of the first three quarters of each fiscal year.  The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  We are an electronic filer, and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers such as us that file electronically with the SEC.  The address of that site is www.sec.gov .

We have filed with the SEC a registration statement on Form S-8 under the Securities Act with respect to the securities offered by this prospectus and any prospectus supplement. This prospectus and any prospectus supplement, which constitutes a part of that registration statement, does not contain all the information contained in that registration statement and its exhibits and schedules. We have omitted parts of the registration statement, as permitted by the rules and regulations of the SEC. Statements contained in this prospectus and any prospectus supplement as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the securities offered hereby, reference is made to that registration statement, and its exhibits and schedules. The registration statement and any of amendments to the registration statement, including exhibits and schedules filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying through the SEC’s Public Reference Room and the SEC website referenced above.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus and any prospectus supplement the information that we file with them. This means that we can disclose important information to you by referring you to other documents that contain such information.  The information we incorporate by reference is considered to be part of this prospectus and any prospectus supplement, and information we later file with the SEC will automatically update and supersede the information in this prospectus and any prospectus supplement.

The following documents filed by us with the SEC are incorporated by reference into this prospectus:

•	our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, filed with the SEC on March 17, 2008;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the SEC on May 14, 2008;

•	our Current Reports on Form 8-K filed with the SEC on January 14, 2008, January 18, 2008, January 24, 2008, March 12, 2008, May 21, 2008, May 22, 2008, June 4, 2008 and August 11 , 2008;

•	our Proxy Information Statement on Form 14A filed with the SEC on May 23, 2008;

•
the description of our common stock set forth in our registration statement on Form SB-2/A (Registration No. 333-131052) filed with the SEC on July 24, 2006, including any amendments thereto or reports filed for the purpose of updating such description; and

•	all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referenced above.

We are also incorporating by reference any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed, including those made between the date of filing of the initial registration statement and prior to effectiveness of the registration statement, except for information furnished under Item 2.02 or Item 7.01 of our Current Reports on Form 8-K which is not deemed to be filed and not incorporated by reference herein.

Upon written or oral request, we will provide to each person to whom a copy of this prospectus or any prospectus supplement is delivered, including a beneficial owner, a copy of any or all of the information that has been incorporated by reference in this prospectus and any prospectus supplement, and any exhibits specifically incorporated by reference in those documents, at no cost to the requester. You may request copies by contacting us at the following address or telephone numbers: 1 Shuang Qiang Road, Jinzhou, Dalian, People’s Republic of China 116100. Our telephone number is (011)-86-411-8770-3333.

Any statement incorporated or deemed incorporated herein by reference will be deemed to be modified or superseded for the purpose of the registration statement, this prospectus and any prospectus supplement to the extent that a statement contained in this prospectus, any prospectus supplement or in any subsequently filed document modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the registration statement, this prospectus or any prospectus supplement.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Nevada law allows us to indemnify our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf, and under certain circumstances to advance the expenses of such litigation upon securing their promise to repay us if it is ultimately determined that indemnification will not be allowed to an individual in that litigation.

On December 25, 2005, our Board of Directors adopted, and the Fushi Group, the holder of approximately 65% of our voting stock, approved amended and restated bylaws, which require that we indemnify our directors and officers, including those our subsidiaries, against liability for actions taken in the performance of their duties on our behalf, except in those circumstances where indemnification is not allowed under Nevada law, and that we advance expenses as incurred in defending against such liability. The amended and restated bylaws became effective 20 days after we mailed our information statement relating to the bylaws to our shareholders. On February 10, 2007, we filed a definitive information statement with the SEC.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Incorporation of Documents by Reference.

The Registrant hereby incorporates by reference into this Registration Statement the documents listed below. In addition, all documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents:

•	our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, filed with the SEC on March 17, 2008;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the SEC on May 14, 2008;

•	our Current Reports on Form 8-K filed with the SEC on January 14, 2008, January 18, 2008, January 24, 2008, March 12, 2008, May 21, 2008, May 22, 2008, and June 4, 2008;
•	our Proxy Information Statement on Form 14A filed with the SEC on May 23, 2008;

•
the description of our common stock set forth in our registration statement on Form SB-2/A (Registration No. 333-131052) filed with the SEC on July 24, 2006, including any amendments thereto or reports filed for the purpose of updating such description; and

•	all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referenced above.

Item 4. Description of Securities.

Incorporated by reference in Item 3.

Item 5. Interests of Named Experts and Counsel.

The validity of the shares of common stock offered hereby will be passed upon for the Registrant by Guzov Ofsink, LLC, 600 Madison Avenue, Floor 14, New York, NY 10022.

Item 6.  Indemnification of Directors and Officers

Nevada law allows us to indemnify our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf, and under certain circumstances to advance the expenses of such litigation upon securing their promise to repay us if it is ultimately determined that indemnification will not be allowed to an individual in that litigation.

On December 25, 2005, our Board of Directors adopted, and the Fushi Group, the holder of approximately 65% of our voting stock, approved amended and restated bylaws, which require that we indemnify our directors and officers, including those our subsidiaries, against liability for actions taken in the performance of their duties on our behalf, except in those circumstances where indemnification is not allowed under Nevada law, and that we advance expenses as incurred in defending against such liability. The amended and restated bylaws became effective 20 days after we mailed our information statement relating to the bylaws to our shareholders. On February 10, 2007, we filed a definitive information statement with the SEC.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which we are required or permitted to provide indemnification.  We are also not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The underwriting agreement, if an underwriting agreement is utilized, may provide for indemnification by any underwriters of the company, our directors, our officers who sign the registration statement and our controlling persons (if any) for some liabilities, including liabilities arising under the Securities Act.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8.  Exhibits

See Exhibit Index.

Item 9.  Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering price may be reflected in the form of prospectus filed with the SEC under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

Provided however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered by this registration statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report under Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the company pursuant to the provisions described in Item 14 above, or otherwise, the company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

[Remainder of page intentionally blank.]

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-8 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Dalian, the People’s Republic of China, on August 14, 2008.

FUSHI COPPERWELD, INC.(Registrant)

By:	/s/ Li Fu
Li Fu
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature		Title	Date

By:	/s/ Li Fu	Chairman and Chief Executive	August 14, 2008
	Li Fu	Officer

By:	/s/ Chris Wang	President, Chief Financial Officer,	August 14, 2008
	Chris Wang	Principal Accounting Officer and Director

By:		Director
Barry Raeburn

By:	/s/ Feng Bai	Director	August 14, 2008
Feng Bai

By:	/s/ Jiping Hua	Director	August 14, 2008
Jiping Hua

By:	/s/ Jack Perkowski	Director	August 14, 2008
Jack Perkowski

INDEX TO EXHIBITS

Exhibit Number	Description of Document

4.1	Fushi Copperweld, Inc. 2007 Stock Incentive Plan

5.1	Opinion Guzov Ofsink LLC, regarding legality

23.1	Consent of Guzov Ofsink LLC (included in Exhibit 5.1)

23.2	Consent of Moore Stephens Wurth Frazer and Torbet, LLP

23.3	Consent of Jimmy C.H. Cheung & Co.